UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As part of its previously reported strategy to increase shareholder value, Forafric Global PLC (the “Company”) today announced that it submitted to the Moroccan antitrust commission a proposed transaction with Cap Holding SA (“Cap Holding”), a Moroccan industrial group, for regulatory approval. In the proposed transaction, Cap Holding may obtain a controlling interest in Forafric Maroc SA, an indirect subsidiary of the Company. The transaction remains subject to the satisfaction of certain conditions, including approval by the Company’s board of directors, antitrust approval and other conditions. No assurances can be given that the transaction will be consummated or as to the timeframe for such consummation.

Concurrently, the Company announced that Johann Elbaz is joining the Company’s board of directors replacing Paul Packer as a director on the board. Johann Elbaz has 18 years experience in marketing, strategy and business development. He joined Forafric in 2018 and is currently Deputy CEO of Forafric Moroc SA. He previously served as Director of Research, Development, and Innovation and as Marketing Director, contributing to the company’s strategic development and brand positioning. Prior to joining the Company, Mr. Elbaz worked in advertising and investment sectors with Publicis, DDB and Smart Equity. He studied Economics and Management at Paris XII University and holds a business degree in International Commerce and Communication from ESGCI as well as a master’s degree in communication from ESG.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “proposed,” “potential,” “estimate,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, the Company’s ability to implement its strategy; the Company’s ability to successfully complete the transaction referenced in this report; product and service demand and acceptance; changes in technology; economic conditions; the impact of competition and pricing; government regulation; and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date:	March 9, 2026	By:	/s/ Julien Benitah
		Name:	Julien Benitah
		Title:	Chief Financial Officer